                                                _______________________________
                                                |        OMB Approval         |
                 UNITED STATES                  |_____________________________|
       SECURITIES AND EXCHANGE COMMISSION       | OMB Number        3235-0360 |
            Washington, D. C. 20549             | Expires:                    |
                                                | Estimated average burden    |
                 FORM N-17F-2                   |  hours per response....0.05 |
                                                _______________________________

       Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:           Date examination completed:
   811-3153                                      12/31/97
________________________________________________________________________________

2. State Identification Number:

__________________________________________________________________________________________________________________________
AL   None           AK   Attach.        AZ   Attach.        AR   Attach.           CA   505-2479       CO   IC91-00-432
__________________________________________________________________________________________________________________________
CT   Attach.        DE   None           DC   None           FL   33630(9)          GA   56882139       HI   None
__________________________________________________________________________________________________________________________
ID   Attach.        IL   9634970        IN   90-0072 IC     IA   Attach.           KS   Attach.        KY   M33793
__________________________________________________________________________________________________________________________
LA   51989          ME   Attach.        MD   Attach.        MA   None              MI   Attach.        MN   R-34008
__________________________________________________________________________________________________________________________
MS   Attach.        MO   Attach.        MT   Attach.        NE   Attach.           NV   None           NH   None
__________________________________________________________________________________________________________________________
NJ   None           NM   Attach.        NY   Attach.        NC   1394              ND   Attach.        OH   99323
__________________________________________________________________________________________________________________________
OK   I-149498       OR   97-0413        PA   9004004MF      RI   None              SC   Attach.        SD   Attach.
__________________________________________________________________________________________________________________________
TN   RM98-2538      TX   Attach.        UT   B00052390      VT   Attach            VA   561            WA   Attach.
__________________________________________________________________________________________________________________________
WV   Attach.        WI   Attach.        WY   18620          PUERTO RICO
__________________________________________________________________________________________________________________________
Other (specify):
__________________________________________________________________________________________________________________________

3. Exact Name of Investment Company as Specified in Registration Statement:
     Frank Russell Investment Company
________________________________________________________________________________

4. Address of principal executive office (number, street, city, state, zip code):
     909 A Street, Tacoma, WA  98402
________________________________________________________________________________

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY
1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                  ATTACHMENT
                                TO FORM N-17F-2

                        FRANK RUSSELL INVESTMENT COMPANY

-------------------------------------------------------------------------------------------------
STATE                PORTFOLIO                                        STATE IDENTIFICATION NUMBER
-------------------------------------------------------------------------------------------------
Alaska               Aggressive Strategy - Class D, E                 97-02729
                     Balanced Strategy - Class D, E                   97-02730
                     Moderate Strategy - Class D, E                   97-02731
                     Conservative Strategy - Class D, E               97-02732
                     Equity Balanced Strategy - Class D, E            97-02733
-------------------------------------------------------------------------------------------------
Arizona              Aggressive Strategy - Class D                    S-0054180
                     Aggressive Strategy - Class E                    S-0055434
                     Balanced Strategy - Class D                      S-0054181
                     Balanced Strategy - Class E                      S-0055435
                     Moderate Strategy - Class D                      S-0054184
                     Moderate Strategy - Class E                      S-0055438
                     Conservative Strategy - Class D                  S-0054182
                     Conservative Strategy - Class E                  S-0055436
                     Equity Balanced Strategy - Class D               S-0054183
                     Equity Balanced Strategy - Class E               S-0055437
-------------------------------------------------------------------------------------------------
Arkansas             Aggressive Strategy - Class D, E                 90-M0059-28
                     Balanced Strategy - Class D, E                   90-M0059-27
                     Moderate Strategy - Class D, E                   90-M0059-25
                     Conservative Strategy - Class D, E               90-M0059-24
                     Equity Balanced Strategy - Class D, E            90-M0059-26
-------------------------------------------------------------------------------------------------
Connecticut          Aggressive Strategy - Class D, E                 SI-43192
                     Balanced Strategy - Class D, E                   SI-43197
                     Moderate Strategy - Class D, E                   SI-43198
                     Conservative Strategy - Class D, E               SI-43195
                     Equity Balanced Strategy - Class D, E            SI-43193
-------------------------------------------------------------------------------------------------
Idaho                Aggressive Strategy - Class D, E                 47928
                     Balanced Strategy - Class D, E                   47927
                     Moderate Strategy - Class D, E                   47926
                     Conservative Strategy - Class D, E               47925
                     Equity Balanced Strategy - Class D, E            47924
-------------------------------------------------------------------------------------------------
Iowa                 Aggressive Strategy - Class D                    I-38420
                     Aggressive Strategy - Class E                    I-39262
                     Balanced Strategy - Class D                      I-38424
                     Balanced Strategy - Class E                      I-38263
                     Moderate Strategy - Class D                      I-38423
                     Moderate Strategy - Class E                      I-39266
                     Conservative Strategy - Class D                  I-38421
                     Conservative Strategy - Class E                  I-39264
                     Equity Balanced Strategy - Class D               I-38422
                     Equity Balanced Strategy - Class E               I-39265
-------------------------------------------------------------------------------------------------
Kansas               Aggressive Strategy - Class D, E                 97S0001180
                     Balanced Strategy - Class D, E                   97S0001181
                     Moderate Strategy - Class D, E                   97S0001184
                     Conservative Strategy - Class D, E               97S0001182
                     Equity Balanced Strategy - Class D, E            97S0001183
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
STATE                PORTFOLIO                                        STATE IDENTIFICATION NUMBER
-------------------------------------------------------------------------------------------------
Maine                Aggressive Strategy - Class D                    97-9165
                     Aggressive Strategy - Class E                    MF-98-1310
                     Balanced Strategy - Class D                      97-9169
                     Balanced Strategy - Class E                      MF-98-1311
                     Moderate Strategy - Class D                      97-9168
                     Moderate Strategy - Class E                      MF-98-1314
                     Conservative Strategy - Class D                  97-9167
                     Conservative Strategy - Class E                  MF-98-1312
                     Equity Balanced Strategy - Class D               97-9166
                     Equity Balanced Strategy - Class E               MF-98-1313
-------------------------------------------------------------------------------------------------
Maryland             Aggressive Strategy - Class D                    SM970582
                     Aggressive Strategy - Class E                    SM971278
                     Balanced Strategy - Class D                      SM970583
                     Balanced Strategy - Class E                      SM971277
                     Moderate Strategy - Class D                      SM970584
                     Moderate Strategy - Class E                      SM971279
                     Conservative Strategy - Class D                  SM970585
                     Conservative Strategy - Class E                  SM971276
                     Equity Balanced Strategy - Class D               SM970586
                     Equity Balanced Strategy - Class E               SM971275
-------------------------------------------------------------------------------------------------
Michigan             Aggressive Strategy - Class D                    275452
                     Aggressive Strategy - Class E                    276043
                     Balanced Strategy - Class D                      275451
                     Balanced Strategy - Class E                      276042
                     Moderate Strategy - Class D                      275450
                     Moderate Strategy - Class E                      276039
                     Conservative Strategy - Class D                  275449
                     Conservative Strategy - Class E                  276041
                     Equity Balanced Strategy - Class D               275448
                     Equity Balanced Strategy - Class E               276040
-------------------------------------------------------------------------------------------------
Mississippi          Aggressive Strategy - Class D                    MF-97-04-150
                     Aggressive Strategy - Class E                    MF-97-08-105
                     Balanced Strategy - Class D                      MF-97-04-149
                     Balanced Strategy - Class E                      MF-97-08-106
                     Moderate Strategy - Class D                      MF-97-04-148
                     Moderate Strategy - Class E                      MF-97-08-109
                     Conservative Strategy - Class D                  MF-97-04-147
                     Conservative Strategy - Class E                  MF-97-08-107
                     Equity Balanced Strategy - Class D               MF-97-04-146
                     Equity Balanced Strategy - Class E               MF-97-08-108
-------------------------------------------------------------------------------------------------
Missouri             Aggressive Strategy - Class D, E                 177875
                     Balanced Strategy - Class D, E                   177874
                     Moderate Strategy - Class D, E                   177873
                     Conservative Strategy - Class D, E               177872
                     Equity Balanced Strategy - Class D, E            177871
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
STATE                PORTFOLIO                                        STATE IDENTIFICATION NUMBER
-------------------------------------------------------------------------------------------------
Montana              Aggressive Strategy - Class D                    36808
                     Aggressive Strategy - Class E                    37458
                     Balanced Strategy - Class D                      36809
                     Balanced Strategy - Class E                      37459
                     Moderate Strategy - Class D                      36812
                     Moderate Strategy - Class E                      37462
                     Conservative Strategy - Class D                  36810
                     Conservative Strategy - Class E                  37460
                     Equity Balanced Strategy - Class D               36811
                     Equity Balanced Strategy - Class E               37461
-------------------------------------------------------------------------------------------------
Nebraska             Aggressive Strategy - Class D                    14413
                     Aggressive Strategy - Class E                    17704
                     Balanced Strategy - Class D                      14414
                     Balanced Strategy - Class E                      17705
                     Moderate Strategy - Class D                      14415
                     Moderate Strategy - Class E                      17708
                     Conservative Strategy - Class D                  14416
                     Conservative Strategy - Class E                  17706
                     Equity Balanced Strategy - Class D               14417
                     Equity Balanced Strategy - Class E               17707
-------------------------------------------------------------------------------------------------
New Mexico           Aggressive Strategy - Class D                    973581
                     Aggressive Strategy - Class E                    977477
                     Balanced Strategy - Class D                      973580
                     Balanced Strategy - Class E                      977476
                     Moderate Strategy - Class D                      973579
                     Moderate Strategy - Class E                      977473
                     Conservative Strategy - Class D                  973578
                     Conservative Strategy - Class E                  977475
                     Equity Balanced Strategy - Class D               973582
                     Equity Balanced Strategy - Class E               977474
-------------------------------------------------------------------------------------------------
New York             Aggressive Strategy - Class D, E                 S27-89-97
                     Balanced Strategy - Class D, E                   S27-89-98
                     Moderate Strategy - Class D, E                   S27-89-99
                     Conservative Strategy - Class D, E               S27-90-00
                     Equity Balanced Strategy - Class D, E            S27-90-01
-------------------------------------------------------------------------------------------------
North Dakota         Aggressive Strategy - Class D                    S750
                     Aggressive Strategy - Class E                    T495
                     Balanced Strategy - Class D                      S751
                     Balanced Strategy - Class E                      T496
                     Moderate Strategy - Class D                      S754
                     Moderate Strategy - Class E                      T499
                     Conservative Strategy - Class D                  S752
                     Conservative Strategy - Class E                  T497
                     Equity Balanced Strategy - Class D               S753
                     Equity Balanced Strategy - Class E               T498
-------------------------------------------------------------------------------------------------
South Carolina       Aggressive Strategy - Class D, E                 MF10670
                     Balanced Strategy - Class D, E                   MF10669
                     Moderate Strategy - Class D, E                   MF10668
                     Conservative Strategy - Class D, E               MF10667
                     Equity Balanced Strategy - Class D, E            MF10671
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
STATE                PORTFOLIO                                        STATE IDENTIFICATION NUMBER
-------------------------------------------------------------------------------------------------
South Dakota         Aggressive Strategy - Class D                    9126
                     Aggressive Strategy - Class E                    10625
                     Balanced Strategy - Class D                      9127
                     Balanced Strategy - Class E                      10626
                     Moderate Strategy - Class D                      9128
                     Moderate Strategy - Class E                      10627
                     Conservative Strategy - Class D                  9129
                     Conservative Strategy - Class E                  10628
                     Equity Balanced Strategy - Class D               9130
                     Equity Balanced Strategy - Class E               10629
-------------------------------------------------------------------------------------------------
Texas                Aggressive Strategy - Class D                    C-52744
                     Aggressive Strategy - Class E                    C-53652
                     Balanced Strategy - Class D                      C-52745
                     Balanced Strategy - Class E                      C-53653
                     Moderate Strategy - Class D                      C-52748
                     Moderate Strategy - Class E                      C-53656
                     Conservative Strategy - Class D                  C-52746
                     Conservative Strategy - Class E                  C-53654
                     Equity Balanced Strategy - Class D               C-52747
                     Equity Balanced Strategy - Class E               C-53655
-------------------------------------------------------------------------------------------------
Vermont              Aggressive Strategy - Class D                    4/25/97-01
                     Aggressive Strategy - Class E                    8/29/97-82
                     Balanced Strategy - Class D                      4/25/97-02
                     Balanced Strategy - Class E                      8/29/97-83
                     Moderate Strategy - Class D                      4/25/97-03
                     Moderate Strategy - Class E                      8/29/97-88
                     Conservative Strategy - Class D                  4/25/97-04
                     Conservative Strategy - Class E                  8/29/97-84
                     Equity Balanced Strategy - Class D               4/25/97-05
                     Equity Balanced Strategy - Class E               8/29/97-85
-------------------------------------------------------------------------------------------------
Washington           Aggressive Strategy - Class D                    C-55816
                     Aggressive Strategy - Class E                    C-56696
                     Balanced Strategy - Class D                      C-55815
                     Balanced Strategy - Class E                      C-56695
                     Moderate Strategy - Class D                      C-55814
                     Moderate Strategy - Class E                      C-56692
                     Conservative Strategy - Class D                  C-55813
                     Conservative Strategy - Class E                  C-56694
                     Equity Balanced Strategy - Class D               C-55812
                     Equity Balanced Strategy - Class E               C-56693
-------------------------------------------------------------------------------------------------
West Virginia        Aggressive Strategy - Class D                    MF-22119
                     Aggressive Strategy - Class E                    MF-22915
                     Balanced Strategy - Class D                      MF-22120
                     Balanced Strategy - Class E                      MF-22916
                     Moderate Strategy - Class D                      MF-22122
                     Moderate Strategy - Class E                      MF-22909
                     Conservative Strategy - Class D                  MF-22132
                     Conservative Strategy - Class E                  MF-22910
                     Equity Balanced Strategy - Class D               MF-22141
                     Equity Balanced Strategy - Class E               MF-22919
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
STATE                PORTFOLIO                                        STATE IDENTIFICATION NUMBER
-------------------------------------------------------------------------------------------------
Wisconsin            Aggressive Strategy - Class D                    331116-03
                     Aggressive Strategy - Class E                    335158-03
                     Balanced Strategy - Class D                      331117-03
                     Balanced Strategy - Class E                      335157-03
                     Moderate Strategy - Class D                      331118-03
                     Moderate Strategy - Class E                      335154-03
                     Conservative Strategy - Class D                  331119-03
                     Conservative Strategy - Class E                  335156-03
                     Equity Balanced Strategy - Class D               331120-03
                     Equity Balanced Strategy - Class E               335155-03
-------------------------------------------------------------------------------------------------

                         INDEPENDENT ACCOUNTANTS REPORT

To the Board of Trustees of the Frank Russell
 Investment Company LifePoints Strategy Funds:

We have examined management's assertion about Frank Russell Investment Company LifePoints Strategy Funds (comprised of the Equity Balanced Strategy Fund, Aggressive Strategy Fund, Balanced Strategy Fund, Moderate Strategy Fund and Conservative Strategy Fund) (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of December 18, 1997, and during the period from the Funds' inceptions (of September 30, 1997, September 16, 1997, September 16, 1997, October 2, 1997 and November 7, 1997, respectively) through December 18, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our examination was made without prior notice to the Funds. Included among our procedures were the following tests performed as of December 18, 1997, and with respect to the test of selected security purchases and sales, for the period from the Funds' inceptions as stated above through December 18, 1997:

   . Confirmation of the number of shares of beneficial interest of the underlying funds owned by each Fund and held by a securities depository which uses the book entry method of accounting for securities (i.e. Frank Russell Investment Management Company).

   . Reconciliation of all such shares of beneficial interest to the books and records of the Funds.

   . Test of selected purchases and sales of underlying fund shares since the Funds' inceptions as stated above from the books and records of the Funds to confirmations from Frank Russell Investment Management Company.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No.92-237-CC) as of December 18, 1997 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purposes.


                                                    /s/ COOPERS & LYBRAND L.L.P.
Boston, Massachusetts                                   COOPERS & LYBRAND L.L.P.
January 9, 1998

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940

Coopers & Lybrand L.L.P.                                         January 9, 1998
One Post Office Square
Boston, MA 02109

We, as members of management of Frank Russell Investment Company LifePoints Strategy Funds (comprised of the Equity Balanced Strategy Fund, Aggressive Strategy Fund, Balanced Strategy Fund, Moderate Strategy Fund and Conservative Strategy Fund) (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of December 31, 1997 and from December 18, 1997 through December 31, 1997.

Based on this evaluation, we assert that the Funds were in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management,

Ref. No. 92-237-CC) as of December 31, 1997 and from December 18, 1997 through December 31, 1997, with respect to securities reflected in the investment accounts of the Funds.

Very truly yours,
FRANK RUSSELL INVESTMENT COMPANY


/s/ LYNN L. ANDERSON                     /s/ GEORGE W. WEBER
_____________________________________    ______________________________________
Lynn L. Anderson                         George W. Weber
President and Chief Executive Officer    Treasurer and Chief Accounting Officer